Redemption of Redeemable Preferred Shares

On August 19, 2008 Shinhan Financial Group announced that it will redeem its Redeemable Preferred Shares, which has been issued to KDIC and Strider Securitization Specialty Co. for acquisition of Chohung Bank, according to the redemption conditions set at the timing of issuance. The details of redemption are as follows:

1. Details of Redemption

• Redeemed Preferred Shares

Series 3 and Series 7 Redeemable Preferred Stock

• Shareholder

Series 3 — Korea Development Insurance Corporation

Series 7 — Strider Securitization Specialty Co.

• No. of shares subject to redemption

Series 3 — 9,316,792 shares

Series 7 — 2,433,334 shares

• Redemption Date : August 19, 2008

• Redemption Price per share (including accrued dividends)

Series 3 — KRW 18,548

Series 7 – KRW 150,009

• Total Redemption Amount : KRW 537.8 billion

2. Shinhan Financial Group Shares Outstanding

Share Type	Before redemption	After redemption	Change

Common Shares	396,199,587	396,199,587	—

RPS	59,440,377	47,690,251	-11,750,126

RCPS	14,721,000	14,721,000	—

Total	470,360,964	458,610,838	-11,750,126

3. Additional Information
The above mentioned redemption has already been reflected in the Statements of Appropriation of Retained Earnings, approved at the March 2008 general shareholders’ meeting.